**ANGLO AMERICAN**

RECEIVED
2004 JUL 13 P 2:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

04035468

1 July, 2004

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Holdings in Company dated 1 July 2004.

Yours faithfully
For ~~and on~~ behalf of Anglo American plc

p.p. Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
JUL 14 2004
THOMSON FINANCIAL

dw 7/14

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,950 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 April to 30 June 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,491,989,471 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

G A Wilkinson
Deputy Company Secretary

1 July 2004

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,950 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 April to 30 June 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,491,989,471 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

G A Wilkinson
Deputy Company Secretary

1 July 2004

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,950 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 April to 30 June 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,491,989,471 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

G A Wilkinson
Deputy Company Secretary

1 July 2004

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,950 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 April to 30 June 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,491,989,471 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

G A Wilkinson
Deputy Company Secretary

1 July 2004

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,950 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 April to 30 June 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,491,989,471 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

G A Wilkinson
Deputy Company Secretary

1 July 2004

END.